EXHIBIT 12.1
RALPH LAUREN CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended	Fiscal Years Ended(a)
	July 1, 2017	April 1, 2017	April 2, 2016	March 28, 2015	March 29, 2014	March 30, 2013
	(millions)
Earnings, as defined:
Income (loss) before income taxes	$86.8	$(104.9)	$551.8	$987.4	$1,095.8	$1,089.3
Add:
Equity in losses of equity-method investees	0.9	5.2	10.9	11.5	9.4	9.5
Fixed charges	41.3	165.9	178.4	172.0	170.2	162.3
Subtract:
Income attributable to noncontrolling interests	—	—	—	—	—	0.7
Earnings available to cover fixed charges	$129.0	$66.2	$741.1	$1,170.9	$1,275.4	$1,260.4

Fixed Charges:
Interest expense	$5.0	$12.4	$21.0	$16.7	$18.7	$19.1
Interest component of rent expense	36.3	153.5	157.4	155.3	151.5	143.2
Total fixed charges	$41.3	$165.9	$178.4	$172.0	$170.2	$162.3

Ratio of earnings to fixed charges(b)	3.1	0.4	4.2	6.8	7.5	7.8

(a)	The fiscal year ended April 2, 2016 consisted of 53 weeks. All other fiscal years presented consisted of 52 weeks.

(b)	All ratios shown in the above table have been calculated using unrounded numbers.